                                                       COMMISSION FILE NO. 1-496




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1999



                               Title of the Plan:


                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

               Issuer of the securities held pursuant to the Plan:


                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN


                              FINANCIAL STATEMENTS


                        STATEMENT OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          at December 31, 1999 and 1998


                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      for the year ended December 31, 1999



Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

          HERCULES INCORPORATED SAVINGS & INVESTMENT PLAN STATEMENT OF
                       NET ASSETS AVAILABLE FOR BENEFITS

                                                           December 31,

                                                      1999              1998
INTEREST IN HERCULES INCORPORATED
MASTER SAVINGS TRUST:                             $341,263,128      $316,023,858
                                                  ------------      ------------
          NET ASSETS AVAILABLE FOR BENEFITS:      $341,263,128      $316,023,858
                                                  ============      ============


   The accompanying notes are an integral part of these financial statements.

                 HERCULES INCORPORATED SAVINGS & INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                  Year Ended
                                                              December 31, 1999

ADDITIONS:

                  ADDITIONS TO NET ASSETS ATTRIBUTED TO:

                  Increase in net interest in Hercules
                  Incorporated Master Savings Trust:             $ 43,973,904

                  Contributions:
                  Participant                                      12,603,352
                  Employer                                          4,204,533
                                                                 ------------
                                                                   16,807,885
                                                                 ------------
                       Total additions                             60,781,789

DEDUCTIONS:

                  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

                  Benefits paid to participants                    34,973,923
                  Administrative expenses                             568,596
                                                                 ------------
                  Total deductions                                 35,542,519
                                                                 ------------
                       Net increase                                25,239,270

NET ASSETS AVAILABLE FOR BENEFITS:

                  Beginning of year                               316,023,858
                                                                 ------------
                  End of year                                    $341,263,128
                                                                 ============


   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following description of the Hercules Incorporated Savings & Investments Plan (the Plan) provides only general information. The Hercules Incorporated Savings and Investment Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         Upon hire, substantially all domestic Hercules Incorporated (the Company) employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, participants may elect to contribute up to 15% of their annual wages on either a pre- or post-tax basis, or a combination thereof. The Company contributes in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual wages that an employee contributes to the Plan. Participants shall direct the investment of their monthly savings in any of the Plan's investment media, or a combination thereof.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum, equal to the lesser of $50,000 or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value. The market value of the Equity Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

         Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities, which includes the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.       INVESTMENTS IN MASTER TRUST

         The assets of the Plan are held in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Employee Savings Plan. The assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus contributions, and allocated investment income less actual distributions. The Plan's share of the net assets of the Trust was approximately 97% at both December 31, 1999, and 1998. Recordkeeping for the Plan is performed by MetLife's Defined Contribution Group.

         The following table presents the fair values of investments for the
Trust:


                                                          December 31,
                                                     1999              1998
                                                 ------------      ------------
         Hercules Incorporated Common Stock      $ 55,786,379      $ 50,333,052
         Mutual Funds .....................       178,488,853       157,476,226
         Blended Interest Rate Fund .......       109,620,622       112,915,032
         Loan Fund ........................         8,092,771         8,654,993
                                                 ------------      ------------
              Total .......................      $351,988,625      $329,379,303
                                                 ============      ============

         Investment income for the trust for the year ended December 31, 1999 is as follows:

Net appreciation in fair value of investments:
   Hercules Incorporated Common Stock ........      $ 1,607,455
   Mutual Funds ..............................       27,879,518
                                                    -----------
                                                     29,486,973
   Interest ..................................        7,641,318
   Dividends .................................        8,091,845
                                                    -----------
                   Total .....................      $45,220,136
                                                    ===========

3.   NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                     December 31,
                                                1999             1998
Interest in the Hercules Incorporated
Master Savings Trust investment in
Hercules Incorporated common stock:        $ 15,641,111      $12,350,537

                                                            Year Ended
                                                         December 31, 1999
    Increase in net interest in Hercules
    Incorporated Master Savings Trust                      $   901,452
    Employer contributions                                   4,194,542
    Benefits paid to participants                           (1,443,936)
    Interfund transfers                                       (361,484)
                                                           -----------
           Net Increase                                    $ 3,290,574
                                                           ===========

4.   TAX STATUS

         The United States Treasury Department advised on October 29, 1997, that the Plan as amended through February 1, 1996 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits for the Plan, per the financial statements to the Form 5500:

                                                              December 31,
                                                         1999              1998
Net Assets Available for Benefits
   per the financial statements                    $ 341,263,128       $ 316,023,858
Amounts Allocated to Withdrawing Participants           (132,738)           (127,263)
                                                   -------------       -------------
Net Assets Available for Benefits
   per the Form 5500                               $ 341,130,390       $ 315,896,595
                                                   =============       =============

         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                                                Year Ended
                                                                                            December 31, 1999
         Benefits paid to participants per the financial statements                            $35,542,519

         Add:     Amounts Allocated to Withdrawing Participants at
                  December 31, 1999                                                                132,738

         Less:    Amounts Allocated to Withdrawing Participants at
                  December 31, 1998                                                               (127,263)
                                                                                               -----------
         Benefits paid to participants per the Form 5500                                       $35,547,994
                                                                                               ===========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hercules Incorporated Savings & Investment Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania  19103
June 26, 2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN



                                      /s/ Ralph L. MacDonald, Jr.
                                      -----------------------------------------
                                      Ralph L. MacDonald, Jr., Chairman
                                      Finance Committee, Hercules Incorporated,
                                      Plan Administrator



Date: June 28, 2000

                                  EXHIBIT INDEX

      Number                         Description

        23               Consent of Independent Accountants.